[LETTERHEAD OF SPACEDEV, INC.]

September  30,  2004

Susan  Guerrier
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549
Mail  Stop  0511

Re:     SpaceDev,  Inc.
     Post-Effective  Amendment  No.  1  to  Registration  Statement  File  No.
     333-116766


Dear  Ms.  Guerrier:

     In response to the Commission's oral comment of September 30, 2004, SpaceDev, Inc., a Colorado corporation (the "Company"), hereby requests the withdrawal of its above referenced Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement"), which was filed for the purpose of registering additional shares issued to one of the selling shareholders. We understand from the Commission's comment that the Company may not register additional shares by amendment and will be required to file a separate registration statement. None of the additional shares included in the Registration Statement have been sold. If you have any questions, please do not hesitate to contact me at (858) 375-2030 or our legal counsel, Gretchen Cowen, of Weintraub Dillon PC at (858) 259-2529. We look forward to receiving an order from your office confirming the withdrawal requested in this letter.

Thank  you,


/s/  Richard  Slansky

Richard B. Slansky
Chief  Financial  Officer